# ING Life Insurance and Annuity Company

and its

## Variable Annuity Account C

## ING express Variable Annuity

### Supplement Dated January 17, 2013 to the Contract Prospectus
### dated April 29, 2011 and as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus for future reference.

_____

## NOTICE OF AND IMPORTANT INFORMATION ABOUT
## UPCOMING FUND REORGANIZATIONS

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the ING BlackRock Science and Technology Opportunities, ING Growth and Income Core and ING UBS U.S. Large Cap Equity Portfolios.*

The Board of Directors of ING Variable Portfolios, Inc. and the Board of Directors of ING Partners, Inc. approved separate proposals to reorganize certain funds. Subject to shareholder approval, effective on or about March 23, 2013 (the "Reorganization Effective Date"), the following "Merging Funds" will be reorganized and will merge with and into the following "Surviving Funds."

| Merging Funds | Surviving Funds |
|---|---|
| ING BlackRock Science and Technology Opportunities Portfolio (Class ADV) | ING MidCap Opportunities Portfolio (Class S) |
| ING Growth and Income Core Portfolio (Class ADV) | ING Growth and Income Portfolio (Class ADV) |
| ING UBS U.S. Large Cap Equity Portfolio (Class ADV) | |

- Prior to the Reorganization Effective Date, you may transfer amounts allocated to a subaccount that invests in a Merging Fund to any other available subaccount or to any available fixed interest option. **See the "Transfers Among Investment Options" section of your Contract Prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**
- On the Reorganization Effective Date, your investment in a subaccount that invests in a Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. Please note that investments in Class ADV shares of the ING BlackRock Science and Technology Opportunities Portfolio will automatically become investments in the subaccount that invests in Class S shares of the ING MidCap Opportunities Portfolio. Class S shares have lower total fund expenses than Class ADV shares, and the effect of this transaction is to give contract owners an investment in a similar fund at a lower cost.
- Unless you provide us with alternative allocation instructions, after the Reorganization Effective Date all allocations directed to a subaccount that invests in a Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. You may give us alternative allocation instructions at any time by contacting us at:  ING, USFS Customer Service, Defined contribution Administration, P.O. Box 990063, Hartford, CT 06199-0063, 1-800-262-3862.
- After the Reorganization Effective Date, the Merging Funds will no longer exist and all references to them in the Contract Prospectus will be replaced by the corresponding Surviving Fund.
- The minimum and maximum "*Total Annual Fund Operating Expenses*" shown in the Contract Prospectus will not change as a result of the upcoming fund reorganizations. Consequently, there will be no change to the "Fund Fees and Expenses Examples" shown in the Contract Prospectus.
- You will not incur any fees or charges or any tax liability because of the upcoming fund reorganizations.
- Information about the investment adviser/subadviser and the investment objective(s) of the Surviving Funds can be found in an appendix to your Contract Prospectus.

# MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting your local representative or by writing or calling the Company at:

> ING
> USFS Customer Service
> Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.